Exhibit 99.1

Prof. Marti G. Subrahmanyam to retire from the Infosys Board of Directors

Bangalore, India – August 23, 2011: Infosys Limited (INFY) today announced that, in accordance with the retirement policy (attainment of 65 years of age for Independent Directors appointed to the Board prior to October 15, 2010) for the Company’s Board of Directors (Board), Prof. Marti G. Subrahmanyam, Lead Independent Director, will retire from the Board effective August 23, 2011. Prof. Marti G. Subrahmanyam joined the Infosys Board in April 1998. The Company has decided not to appoint a new Lead Independent Director, since the current Board Chair is Independent.

Thanking Prof. Marti G. Subrahmanyam for his services and contributions to the Company, K. V. Kamath, Chairman of the Board said, “Prof. Marti G. Subrahmanyam has seen Infosys grow from its early days. His contribution as a director over the last 13 years has been significant and the Board could always look up to him for advice on a wide variety of areas and issues. He is extremely well informed on developments across the globe and we will miss Prof. Marti G. Subrahmanyam and his wise counsel.”

Prof. Marti G. Subrahmanyam thanked the Board and said, “As I look back over the past 13 years as a member of the Infosys board, I feel a great sense of satisfaction and privilege to have been associated with this iconic company. During this period, the company’s revenues, profits and employee strength has grown one hundred times, impressive in any part of the world. Under the leadership of N. R. Narayana Murthy and the rest of the team, the company’s focus on ethical values combined with performance excellence has placed it at the pinnacle of companies in India and around the world.

Apart from its stellar growth and financial performance, Infosys was the first Indian company to do many things that have since become synonymous with setting new standards in India, whether it was presenting its accounts under US GAAP and later IFRS, or listing its equity in the US markets. Most importantly, for me, as a board member, the company upheld the best principles and practices in the area of corporate governance.

I am confident that Infosys will grow from strength to strength in the future under the able leadership of Vaman Kamath, Kris Gopalakrishnan, S. D. Shibulal and the rest of the management team. I hope to watch the Infosys team perform and win, although I will no longer be sitting in the front row, but way up in the back benches.”

Prof. Marti G. Subrahmanyam is the Charles E. Merrill Professor of Finance, Economics and International Business at the Stern School of Business at New York University. He has published numerous articles and books in corporate finance, capital markets and international finance. He has been a visiting professor at leading global academic institutions, including the University of Melbourne in Australia, LUISS in Italy and Singapore Management University in Singapore. He serves on the editorial boards of several academic journals and is the founding editor of the Review of Derivatives Research. He has won many teaching awards including the New York University's Distinguished Teaching Medal. He holds a bachelor’s degree from the Indian Institute of Technology, Madras, a post-graduate diploma from the Indian Institute of Management, Ahmedabad and a doctorate from the Massachusetts Institute of Technology.

About Infosys

Many of the world’s most successful organizations rely on the 133,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys, visit www.infosys.com

Safe Harbor

Statements in connection with this release may include forward-looking statements within the meaning of US Securities laws intended to qualify for the "safe harbor" under the United States Private Securities Litigation Reform Act of 1995.These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2011, and our other recent filings. Actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.

For further information please contact:

The Americas	Asia Pacific
Scott Arenson, USA	Sarah Vanita Gideon Infosys Ltd, India
Phone: +1 (703) 527 2560	Phone: +91 80 4156 4998
sarenson@golinharris.com	Sarah_Gideon@infosys.com

Australia	EMEA
Cristin Balog	Antonia Maneta
Infosys Ltd, Australia	Infosys Ltd, UK
Phone: +61 3 9860 2277	Phone: +44 0 207 715 3499
Cristin_Balog@infosys.com	Antonia_Maneta@infosys.com